18004829

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received MAR 01 2018 WASH DC

SEC FILE NUMBER
8-68218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avatar Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd, Suite 1405
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, PC
(Name – *if individual, state last, first, middle name*)

369 Lexington Avenue - 25th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

RMS

OATH OR AFFIRMATION

I, John C. Kuhn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avatar Capital Group LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None noted

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID W. SMITH
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50044732
My Commission Expires 8/26/2021

2/22/18

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)
Statement of Financial Condition with Report of Independent
Registered Public Accounting Firm
For the Year Ended December 31, 2017

Avatar Capital Group LLC

(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

Year Ended December 31, 2017

Contents

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avatar Capital Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avatar Capital Group LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2018

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	92,014
Employee advance		10,193
Commissions receivable		99,194
Deposit at clearing broker		250,000
Fixed assets, net		19,953
Prepaid expenses and other assets		28,678
Total assets	$	500,032
Liabilities and member's capital		
Liabilities:		
Accrued expenses	$	65,983
Due to Parent		59,680
Total liabilities		125,663
Member's capital		374,369
Total liabilities and member's capital	$	500,032

The accompanying notes are an integral part of these financial statements.

1. Organization

Avatar Capital Group LLC (the "Company") was formed on March 16, 2009, in Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, where its Certificate of Formation was filed with the office of the Secretary of State. The Company is a wholly-owned subsidiary of FXDirectDealer, LLC ("FXDD" or the "Parent").

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a broker-dealer of corporate fixed income, government securities and municipal bonds. The Company commenced trading operations on November 1, 2010. All corporate fixed income, government securities and municipal bonds transactions are cleared through Industrial and Commercial Bank of China (the "Clearing Broker").

The Company has incurred losses from operations in the past three years. The Company has maintained enough capital to sustain operations. Such losses are the results of the Parent's efforts to grow the business. The Parent intends to make additional capital contributions if necessary to enable the Company to continue to meet its regulatory capital requirements.

2. Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Offsetting

The Company presents on a net basis certain receivables and payables when the requirement of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 210-20 *Offsetting* are met.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial

2. Significant Accounting Policies (continued)

statements and accompanying notes are reasonable; however, actual results could differ from those estimates.

Fixed Assets

Equipment is stated at cost and depreciated on a straight-line basis over their estimated useful life of three years.

Maintenance and repairs, which do not extend the useful lives of the respective assets, are charged to expense as incurred.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. The Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. There has been no impairment as of December 31, 2017.

Commissions Receivable

Commissions receivable represent amounts due from the Clearing Broker. The Company provides an allowance for doubtful accounts based on the age of past due accounts and assessment of the entity's ability to pay. As of December 31, 2017, no allowance for doubtful accounts was considered necessary.

Securities Owned

Securities owned represent municipal bonds. The bonds are valued using inputs other than quoted prices that are observable for the asset either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active.

Cost and fair value of securities owned at December 31, 2017 are as follows:

Municipal bonds - cost	$12,825
Unrealized loss - gross	(12,825)
Fair value	$ 0

3. Related-Party Transactions

FXDD provides accounting, administrative and technology services and facilities to the Company under a service agreement and, in turn, charges a fixed monthly administration fee. Additionally, the Company reimburses FXDD for salaries and other expenses paid by FXDD on behalf of the Company. Due to Parent on the statement of financial condition of $59,680 relates to expenses paid by FXDD on behalf of the Company.

4. Fair Value Measurements

In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;
- *Level 3:* Inputs to the valuation that are unobservable for the asset or liability and significant to the fair value measurement.

The fair value of municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. The fair value of the municipal securities at December 31, 2017 is $0 due to their distressed status and these bonds are categorized in Level 2 of the fair value hierarchy.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers

4. Fair Value Measurements (continued)

observable data to be market data that is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

5. Fixed Assets

Fixed assets as of December 31, 2017:

Equipment	$ 112,603
Less: accumulated depreciation	(92,650)
Fixed assets, net	$ 19,953

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The minimum net capital requirement is calculated as the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends, and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2017, the Company had net capital of $315,545, which was $215,545 in excess of its required net capital of $100,000.

7. Concentration of Credit Risk

At December 31, 2017, the Company's cash was held at a major financial institution in a non-interest bearing account. During the year, there were times when cash balances were in excess of the amounts insured by the Federal Deposit Insurance Corporation of up to $250,000. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. At December 31, 2017, the cash balance was $92,014, which is below the insured limit.

7. Concentration of Credit Risk (continued)

Commissions receivable represent amounts due from the Clearing Broker. At December 31, 2017, the entire balance in commissions receivable is concentrated with the Clearing Broker. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The maximum potential loss at December 31, 2017 is $99,194.

8. Guarantees

The Company applies the provisions of FASB ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 requires a guarantor to recognize, at the inception of a guarantee, the fair value of the obligation undertaken in issuing certain guarantees. At December 31, 2017, the Company had no guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2017, there were no customer balances maintained by the Clearing Broker and, therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

9. Income Taxes

As a wholly-owned limited liability company, the Company is not subject to federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the Company's Parent for tax purposes. The Company is considered to be a disregarded entity and does not file income tax returns in any jurisdiction. No provision for income taxes is provided in the Company's financial statements. The Company's Parent is a limited liability company that is subject to New York City Unincorporated Business Tax.

The Company adopted the provisions of FASB ASC 740 Subtopic 05 *Accounting for Uncertainty in Income Taxes*. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine its Parent's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2014 are no longer subject to examination by tax authorities.

10. Contingencies

The Company has no contingencies that would materially affect the Company's financial position or results of operations.

11. Subsequent Events

The Company has evaluated subsequent events through February 27, 2018, the date these financial statements were available to be issued and has noted no other significant events since the date of the statement of financial condition.